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                                  EXHIBIT 23.1

                       Consent of Independent Accountants


The Board of Directors
e-centives, Inc.

We consent to the inclusion of our report dated February 18, 2002, with respect to the balance sheet of BrightStreet.com, Inc. as of December 31, 2000 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended, which report appears in the Form 8-K/A of e-centives, Inc. dated February 26, 2002.

Our report dated February 18, 2002 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a net capital deficiency and has sold substantially all of its assets and certain liabilities to e-centives, Inc., and any remaining rights not sold to e-centives were sold to Black Diamond CCT Holdings, LLC on January 31, 2002, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty. Additionally, our report contains an emphasis paragraph that states that on December 3, 2001 the Company sold substantially all its assets and certain liabilities to e-centives, Inc., a publicly-traded company, and any remaining rights not sold to e-centives were sold to Black Diamond CCT Holdings, LLC on January 31, 2002.

/s/ KPMG LLP
McLean, Virginia
February 26, 2002